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EXHIBIT 2.2

      Press Release: Full Motion Beverage Announces LOI with Mojito Brands

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Full Motion Beverage Announces LOI with Mojito Brands
FMBV Enters Alternative Beverage Market in a Strong Way

January 5, 2009 -Stroudsburg, PA- Full Motion Beverage Inc. (OTC:FMBV) announced today that it had signed an LOI with Mojito Brands Inc. a New York developer and manufacturer of ready-to-drink coffee beverages as the beginning of an enterprisewide change in business plan.

"We are not only changing our name to Full Motion Beverage, but more importantly changing the company's strategic focus. Our feeling is that our shareholders will benefit from the tremendous opportunities available to us in the alternative beverage sector.  We are focusing on a dual strategy of the operation and management of non-alcohol based beverage brands and the development,  acquisition and marketing of additional brands under our corporate umbrella.," said Josh Eikov the company's Chairman and President.

Mojito Brands Inc. (MOBY) is a New York corporation engaged in the manufacture, distribution and sale of a line of ready-to-drink (RTD) coffee called MOJAVA®. MOBY currently makes and distributes MOJAVA® under the trademark and name “MOJAVA®” in the United States from its executive office and warehouse facility located in Plainview, New York.

Upon completion of the acquisition of MOBY, Dean Petkanas current CEO of MOBY will become the  CEO of Full Motion Beverage Inc., and a member of the Board of Directors.  It is anticipated soon after the MOBY acquisition, under the direction of Mr. Petkanas and the Full Motion Beverage board, that the Company will continue to acquire other brands in accordance with the Full Motion Beverage business plan; its acquisition plan; and plan of operations. The MOBY acquisition is the model of acquisition for the Company’s follow on acquisitions of other brands that will be undertaken by the Company and made in conjunction with the MOBY business model.

“I am very excited at the options that Full Motion can bring to MOBY and the other brands we are assessing for acquisition. The alternative beverage market is a multi-billion dollar market opportunity and we are positioning our Company in the coffee, energy shot, flavored water and kids beverages to take advantages of economies of scale in cross-branding as well as distribution opportunities.” Incoming CEO Petkanas said.

The alternative beverage category combines non-carbonated ready-to-drink iced teas, lemonades, juice cocktails, single serve juices and fruit beverages, ready-to-drink dairy and coffee drinks, energy drinks, sports drinks, and single-serve still water (flavored, unflavored and enhanced) with “new age” beverages, including sodas that are considered natural, sparkling juices and flavored sparkling waters. The alternative beverage category is the fastest growing segment of the beverage marketplace according to Beverage Marketing Corporation. According to Beverage Marketing Corporation, wholesale sales in 2006 for the alternative beverage category of the market were approximately $22.0 billion representing a growth rate of approximately 14.5% over the estimated wholesale sales in 2005 of approximately $19.2 billion.

About Full Motion Beverage Inc.

Full Motion Beverage, Inc. is a publicly traded company trading under the symbol FMBV .. The Company’s business is the operation and management of non-alcohol based beverage brands and the development, acquisition and marketing of additional brands under its corporate umbrella.

Forward Looking Statement

The Company and its representatives may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the SEC and in its reports to shareholders. One can identify these forward-looking statements by use of words such as "strategy," "expects," "plans," "anticipates," "believes," "will," "continues," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are based on our assumptions and estimates and are subject to risks and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by or on behalf of the Company; any such statement is qualified by reference to the following cautionary statements.

Each of the Company's brand’s is subject to intense competition, changes in consumer preferences, the effects of changing prices for its raw materials and local economic conditions. Their results are dependent upon their continued ability to promote brand equity successfully, to anticipate and respond to new consumer trends, to develop new products and markets, to broaden brand portfolios in order to compete effectively with lower priced products in a consolidating environment at the retail and manufacturing levels, and to improve productivity. The Company's results are also dependent on its ability to consummate and successfully integrate acquisitions, including its ability to derive cost savings from the integration of our target companies operations with the Company. In addition, the Company may be subject to the effects of foreign economies, currency movements and fluctuations in levels of customer inventories. The food industry continues to be subject to recalls if products become adulterated or misbranded, liability if product consumption causes injury, ingredient disclosure and labeling laws and regulations and the possibility that consumers could lose confidence in the safety and quality of certain food products. Developments in any of these areas, which are more fully described elsewhere in this document and which descriptions are incorporated into this section by reference, could cause the Company's results to differ materially from results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exclusive. Any forward-looking statements are made as of the date of the document in which they appear. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Contact

Josh Eikov- Chairman/President      (570)424-1995
jeikov@fullmotionbeverage.com